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                              August 30, 2021

       Harry N. Vafias
       Chief Executive Officer
       Imperial Petroleum Inc./Marshall Islands
       331 Kifissias Avenue
       Erithrea 14561 Athens, Greece

                                                        Re: Imperial Petroleum
Inc./Marshall Islands
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August 3,
2021
                                                            CIK 0001876581

       Dear Mr. Vafias:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please revise to
clarify, if true, that the Company   s common shares and Series A Preferred
                                                        Shares will be
distributed to holders of StealthGas common stock on a pro rata basis. We note your related
disclosure on page 8.
       Prospectus Summary
       Market Opportunity, page 9

   2. Please provide us with supplemental support, or in the alternative provide citations, for the following statements
relating to your market opportunity:
 Harry N. Vafias
FirstName  LastNameHarry  N. Vafias
Imperial Petroleum Inc./Marshall Islands
Comapany
August 30, NameImperial
           2021          Petroleum Inc./Marshall Islands
August
Page 2 30, 2021 Page 2
FirstName LastName
                Nevertheless, crude tanker dwt demand is expected to increase by 3.6% in full year
              2021 and by a further 4-5% in 2022, and product tanker demand is expected to increase by around 7% in 2021 as oil demand recovers further and OPEC+ output restrictions ease out.

                We believe that increased scrapping activity apparent in 2020 and in the first half of
              2021 (5.63 million dwt in the first half of 2021 as compared with 3.56 million dwt in full year 2020 and 3.35 million dwt in 2019) will be a trend that will continue in the longer term, as it is estimated that 7.2% of the existing fleet in each of the major shipping segments is older than 20 years.
The Spin-Off Distribution
Conditions to the Spin-Off Distribution Occurring, page 16

3. We note your disclosure here and elsewhere that the Spin-Off Distribution and the transfer
         of StealthGas    product and crude oil tanker subsidiaries to you is
subject to, among other
         things, obtaining various regulatory and third-party consents and approvals, including approval by your lenders. Please revise your disclosure in the filing as appropriate to disclose any material consents and approvals, including by your lenders, and any related risks.
Risk Factors
We depend upon a few significant customers, due to the small size of our fleet, for our revenues, page 37

4. You disclose that for the year ended December 31, 2020, you had four customers from which you derived 80.9% of your revenues and that you anticipate a limited number of customers will continue to represent significant amounts of your revenue. You also disclose that if these customers cease doing business or do not fulfill their obligations under the charters of your vessels, due to the increasing financial pressure on these customers or otherwise, your results of operations and cash flows could be adversely affected. To the extent you are substantially dependent on any agreements with these customers, please describe the material terms of such agreements and file the agreements as exhibits. Refer to Part II, Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.
         If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief.
Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, page 46

5. We note your disclosure on page 51 that 67.4% of your common shares will be held by six separate shareholders. As these six shareholders will collectively share voting control over the Company, please expand this risk factor or add a separate risk factor to address risks related to this concentrated ownership of your common shares. Also, please disclose if these shareholders are affiliated.
 Harry N. Vafias
FirstName  LastNameHarry  N. Vafias
Imperial Petroleum Inc./Marshall Islands
Comapany
August 30, NameImperial
           2021          Petroleum Inc./Marshall Islands
August
Page 3 30, 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation
Capital Expenditures, page 73

6. We note your disclosure on page 8 that you plan to expand your fleet by investing in vessels, which may include vessels in other seaborne transportation sectors in addition to the product and crude tanker sectors, under favorable market conditions. Please expand your disclosures to quantify any material commitments for capital expenditures as of and subsequent to December 31, 2020 and an indication of the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements.
         Refer to Part I, Item 5.B.3 and Item 5.D. of Form 20-F.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 76

7. You disclose at page 81 you will enter into a management agreement for fleet management with Stealth Maritime prior to the spin-off distribution. Please tell us where the impact of the agreement is reflected in your pro forma adjustments. See Rule 11-
         02(a)(6) of Regulation S-X.
8. We note that you have included $200,000 of additional costs of being a public company as an autonomous entity adjustment in Note 3(c). Given the forward-looking nature of this adjustment, tell us why you have not characterized this as a management adjustment under
         Rule 11-02(a)(7) and provided the applicable disclosure and presentation requirements in
         Rule 11-02(a)(7)(ii) of Regulation S-X.
Business
Background and Purpose of the Spin-Off Distribution, page 78

9. You disclose on page 4 that the board of directors of StealthGas determined that a spin-
         off, in the form contemplated by the Spin-Off Distribution is the best alternative to enhance long-term shareholder value relative to other strategic alternatives. If material, disclose any other strategic alternatives the StealthGas board considered and why those alternatives were not pursued. Please also revise to provide more details regarding how the StealthGas board determined the Spin-Off Distribution is in the best interests of the shareholders. In addition, please disclose why the transaction is structured to include the creation and distribution of the Series A Preferred Shares.
Certain Relationships and Related Party Transactions
Contribution Agreement, page 99

10. We note your disclosure that the Contribution Agreement will set forth the agreements between you and StealthGas regarding the principal transactions necessary to separate you from StealthGas, and it also will set forth other agreements that govern certain aspects of your relationship with StealthGas after the completion of the separation. Please revise to describe these principal transactions and all material terms of the Contribution
 Harry N. Vafias
Imperial Petroleum Inc./Marshall Islands
August 30, 2021
Page 4
      Agreement and related agreements.
11. We note your disclosure that you will agree to broad releases pursuant to which you will release StealthGas and its affiliates, successors and assigns from, and indemnify and hold harmless all such persons against and from, any claims against any of them that arise out of or relate to the management of your business and affairs on or prior to the distribution date. Please add related risk factor disclosure, or tell us why you do not believe this provision presents a material risk.
        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameHarry N. Vafias
                                                      Division of Corporation
Finance
Comapany NameImperial Petroleum Inc./Marshall Islands
                                                      Office of Energy &
Transportation
August 30, 2021 Page 4
cc:       Finn Murphy, Esq.
FirstName LastName